

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

March 14, 2008

via U.S. Mail

Douglas G. Manner
Chief Executive Officer
Westside Energy Corporation
3131 Turtle Creek Blvd., Suite 1300
Dallas, TX 75219

> **Re:** **Westside Energy Corporation**
> **Schedule 14A**
> **Filed February 13, 2008**
> **File No. 1-32533**

Dear Mr. Manner:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A Filed February 13, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations of the Crusader Entities, page 43

1. We note you have combined the financial information of the Crusader Entities for purposes of discussing these entities' financial condition and results of operations. Generally, combined financial statements may only be presented for entities under

common control or management. Refer to paragraph 22 of ARB 51. To the
extent these entities are not related in this manner, please present a separate
discussion of each Crusader Entities' financial condition and results of operations
to comply with Item 304 of Regulation S-K.

Financial Statements, page F-1

2.   Please update your financial statements in accordance with Rule 3-12 or Rule 8-
08 of Regulation S-X, as applicable.

3.   We note your disclosures of oil and gas property costs not subject to amortization
in the financial statements of Knight Energy Group, LLC, Crusader Energy II,
LLC, and Knight Energy Group II, LLC. Please expand your disclosures to
comply with Rule 4-10(c)(7)(ii) of Regulation S-X for full cost companies.

Pro Forma Financial Statements, page F-1

4.   We note you present a column in your pro forma financial statements labeled
'Other Entities Acquired.' Please expand your disclosures to name the entities
which you have included under this heading.

5.   Please disclose why you have not presented balance sheet data and only limited
income statement data for RCH Upland Acquisition, LLC within the pro forma
financial information. Further, indicate how you have considered this entity in
your pro forma adjustments.

6.   We note the Crusader Entities apply the sales method to account for gas
imbalances; however, you apply the entitlement method. Please tell us why your
pro forma financial statements do not reflect an adjustment to conform these
accounting methods.

Pro Forma Combined Condensed Balance Sheet, page F-2

7.   At note (1)(c) you indicate the purchase price for the oil and gas properties was
$200,617,960. Tell us how this amount relates to your estimate of the fair value
of the oil and gas properties to be acquired. In addition, clarify why you are
adjusting the oil and gas properties account balance for deferred taxes and
transactional costs.

Pro Forma Combined Statement of Operations for the Nine Months Ended September 30, 2007, page F-4

8.   We note that you have attached footnote (b) to your adjustment for depreciation, depletion, and amortization. It appears that footnote (c) correlates to the explanation of this adjustment. Please revise as necessary.

Note (2), page F-6

9.   We note you are also contemplating a reverse stock split in connection with the proposed business combination. Please revise your pro forma per share data to reflect this proposed capital structure change.

Financial Statements of Knight Energy Group II, LLC, page F-50

10.   We note you have included unaudited financial information for Knight Energy Group II, LLC for the interim period ended September 30, 2007. Generally for newly formed entities, audited financial statements are required as of a date within 135 days. Refer to Rule 3-01 or Rule 8-02 of Regulation S-X, as applicable. Further, we would expect the disclosures required by SFAS 69 to be provided.

Audited Financial Statements of Hawk Energy Fund, L.P., page F-59

Statements of Operations, page F-61

11.   We note you present organizational expenses in the amount of $165,085 for the period March 7, 2005 through December 31, 2005 within 'Other Income (Expense).' Generally, we would expect costs associated with your ongoing major or central operations and activities to be classified as operating expenses. Please revise your financial statements, or tell us why you believe this amount is appropriately characterized as a non-operating expense.

Engineering Comments

Summary Pro Forma Oil and Gas Reserve Data, page 11

12.   Please expand your reserve table to disclose also year-end 2007 proved reserves data attributable to the Crusader Group and to Westside Energy.

The Crusader Entities, page 28

Oil and Gas Properties, page 28

13.   Please expand this table to include each basin's proved reserves and proved developed reserves. Include similar information for the Westside Energy properties in an appropriate location.

14.   Please submit to us the petroleum engineering reports – in hard copy and electronic media - you used as the basis for your 2007 pro forma proved reserve disclosures. The report should include:

   a) One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;

   b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

   c) Individual income forecasts for each of the five largest pro forma properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the five PUD projects;

   d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations) for each of these ten largest properties. Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in the largest five properties. You may contact us for assistance in this or any other matter.

   e) Base maps for the PUD properties that identify existing well and PUD locations as well as producing status.

       Please direct these items to:

       U.S. Securities & Exchange Commission
       100 F Street, N.E.
       Washington, DC 20549-7010
       Attn: Ronald M. Winfrey

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

                           Sincerely,

                           H. Roger Schwall
                           Assistant Director

cc: T. Towner
       J. Gallagher
       R. Winfrey
       L. Nicholson

       <u>via facsimile</u>
       Guy Young, Esq.
       (713) 236-5699